UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-38502

EURODRY LTD.

(Translation of registrant’s name into English)

4 Messogiou & Evropis Street

151 24 Maroussi, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. on June 23, 2026: EuroDry Ltd. Announces Date for the 2026 Annual Meeting of Shareholders.

Attached as Exhibit 2 is the Notice of Annual Meeting of Shareholders and Proxy Statement of EuroDry Ltd. for the Annual Meeting of Shareholders to be held on July 23, 2026.

Attached as Exhibit 3 is the Proxy Card for the Annual Meeting of Shareholders.

Attached as Exhibit 4 is the Notice and Access Card for the Annual Meeting of Shareholders.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-273254) filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 14, 2023 and the Company’s Registration Statement on Form F-3 (File No. 333-273258) filed with the Commission on July 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: June 23, 2026	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President